XOMA Ltd.
2910 Seventh Street
Berkeley, California 94710

VIA FACSIMILE AND EDGAR

April 10, 2006
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:   XOMA Ltd. (the “Company”)
         Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Form 10-K”)
         Filed March 8, 2006
         File No. 000-14710

Dear Mr. Rosenberg:

This letter will respond to your letter dated March 28, 2006 to John L. Castello, Chairman of the Board, President and Chief Executive Officer of the Company, regarding the staff’s comment relating to the 2005 Form 10-K. This letter sets forth the staff’s comment as set forth in your letter, followed by the Company’s response.

Comment:

Notes to Consolidated Financial Statements, page F-7

1. Business and Summary of Critical Accounting Policies, page F-7

Critical Accounting Policies, page F-8

Contract Revenue, page F-9

1.     Please tell us why it is appropriate to recognize revenue on certain contracts using the percentage of completion method, as footnote 1 of SOP 81-1 states that SOP 81-1 is not intended to apply to service transactions. In addition, please tell us why it is appropriate to recognize revenue as you progress towards, as opposed to upon completion of, the deliverables and milestones that your policy suggests are established in the contracts. In so doing, please tell us how the input measures used in that method are reasonable surrogates for the output measures established in the contracts and how your recognition complies with SAB 104.

Response:

The particular contract at issue is one that XOMA entered into with the National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health, to produce three botulinum neurotoxin monoclonal antibodies designed to protect U.S. citizens against the harmful effects of biological agents used in bioterrorism. Under the 18-month agreement, XOMA is developing therapeutic products using proprietary antibody expression systems to produce anti-type A-botulinum neurotoxin monoclonal antibodies including a Master Cell Bank, Manufacturer’s Working Cell Bank and other designated deliverables detailed in Article C.1. - Statement of Work of the contract. The contract is available on EDGAR as Exhibit 10.53 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

Payments under the contract are not dependent upon achievement of “milestones” or specific deliverables but are based on agreed progress toward elements defined in the Statement of Work. The progress is agreed with NIAID based on monthly technical progress reports. We recognize revenue under this contract based on the proportional performance method, not the percentage of completion method. In response to the Staff’s comment, the Company will revise its future disclosure to clarify the revenue recognition method we are using for this contract.

We have concluded that due to the nature of this contract the proportional performance method of revenue recognition is appropriate based on the following:

•	XOMA is performing a service to NIAID’s specifications.
•	The contract is a legally enforceable agreement.
•	Performance extends over a long period.
•	XOMA’s right to receive payment depends on agreed progress in accordance with the agreement.
•	The contract services include development and manufacture of cGMP bulk drug substance for up to three human or human-compatible monoclonal antibodies (starting with material provided by NIAID).

We determined that recognizing revenue using proportional performance or output based methodology was the most appropriate versus a cost based methodology implied by the percentage of completion methodology. The expected output was the most appropriate basis because it is a reasonable dependable estimate of the revenue applicable to various contract elements. Output performance, as defined in the Statement of Work, is reviewed and discussed with NIAID on a monthly basis.

We have reviewed this arrangement with respect to guidance from SAB 104 and determined that: persuasive evidence of an arrangement does exist as evidenced by the contract with NIAID; delivery has occurred and services have been rendered as evidenced by monthly technical progress updates discussed and agreed with NIAID;

the price is fixed and determinable as evidenced by the contract fixed price of $15 million; and collectibility is reasonably assured as evidenced by past receipt of regular payments and given that the customer is an agency of the US government.

Based on the foregoing, we believe recognition of revenue under this contract using the proportional performance method to be appropriate.

*            *           *

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact me at (510) 204-7234. Thank you for your time and attention.

Very truly yours,

/s/ J. DAVID BOYLE II

J. David Boyle II
Vice President, Finance and Chief Financial Officer

cc:           James Peklenk
Oscar M. Young
John L. Castello
Christopher J. Margolin
Candileigh Monzo
Geoffrey E. Liebmann